Exhibit 99.99

RIO ALTO RETAINS INVESTOR RELATIONS CONSULTANT

For Immediate Release	August 9, 2010

Rio Alto Mining Limited (“Rio Alto”) (TSXV & BVL: RIO, OTCQX: RIOAF, DB Frankfurt: MS2) is pleased to announce that it has entered into an investor relations agreement with Marc Andrews of San Francisco, California (the “Agreement”).

Mr. Andrews possesses an extensive background in the investment industry which includes investor relations and corporate communications consultant positions for public and private companies in the energy and mining sectors. Mr. Andrews will leverage his knowledge and experience with the US Investment Community and Market to enhance Rio Alto’s investor awareness, liquidity, shareholder wealth, brand and story.

The Agreement has a term of twelve months with a 30 day termination clause after the initial 6 months, pursuant to which Mr. Andrews will provide investor relations services to Rio Alto including the development of investor relations strategies relating to advertising programs and investor awareness and fostering broker and analyst interest in Rio Alto’s activities. As compensation for his services, Mr. Andrews will receive a retainer fee of $4,000 USD per month, reimbursement for related expenses and an aggregate of 100,000 options to purchase common shares in the capital of Rio Alto pursuant to the terms of Rio Alto's stock option plan with an exercise price of $0.80 per common share.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Feisal Somji
Director

FOR FURTHER INFORMATION, CONTACT:

Alejandra Gomez, Investor Relations
Phone: 604.628.1401
Fax: 866.393.4493
Email: alejandrag@rioaltomining.com
Web: www.rioaltomining.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts the responsibility for the adequacy or accuracy of this release.